

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2011

<u>Via E-mail</u>
Xincheng Gao, Chief Executive Officer
China Integrated Energy, Inc.
Dongxin Century Square, 7th Floor
Hi-Tech Development District, Xi'an Shaanxi Province
People's Republic of China 710043

> **Re: China Integrated Energy, Inc.**
> **Form 8-K filed May 2, 2011**
> **File No. 001-34390**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 2, 2011

Change in Registrant's Certifying Accountant

1.   Please describe the efforts you have made to engage a new auditor and indicate when you expect to have the reaudit of your financial statements completed. Submit a detailed explanation of any matters that have or may delay this process. Tell us when you will file a Form 8-K to report this information.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

2.   Given that KPMG has advised that you may no longer rely upon its audit opinion we expect you will need to amend your Form 10-K to indicate in the head-notes and column labels that the financial statements are unaudited. Please include an explanatory note in the forepart of the document and remove the KPMG audit opinion. If you are unable to obtain a reissued opinion from Sherb & Co. LLP when filing your amendment, the earlier years will need to be similarly labeled. Once you have obtained a new audit of your financial statements you will need to amend the document to include the opinion.

3.   Considering the view expressed by KPMG, tell us whether your conclusions about the effectiveness of your disclosure controls and procedures and internal control over financial reporting, as expressed in your Form 10-K, remain valid. Describe the measures you have taken to evaluate the concerns expressed by KPMG in formulating your view. If it has become apparent that your disclosure controls and procedures or your internal control over financial reporting as of the end of your fiscal year were not actually effective, notwithstanding your earlier conclusions, please modify the disclosure in your Form 10-K to clarify the matter – identify the information that has come to your attention and describe the steps you will take to remedy the situation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Ms. Tahra T. Wright